FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For October 2011

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 1

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description

99.1	Regulatory release.

99.2	Royal Dutch Shell plc – Three and nine month period ended September 30, 2011 Unaudited Condensed Interim Financial Report.

This Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Consolidated Interim Financial Statements of the Registrant and its consolidated subsidiaries for the three and nine month period ended September 30, 2011 and Business Review in respect of such period. This Report on Form 6-K contains the Unaudited Condensed Interim Financial Report with additional information required to keep current our registration statement on Form F-3.

This Report on Form 6-K is incorporated by reference into:

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and

b)	the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Date: October 27, 2011

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 3

Exhibit 99.1

Regulatory release

Three and nine month period ended September 30, 2011

Unaudited Condensed Interim Financial Report

On October 27, 2011, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and nine month period ended September 30, 2011 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor Relations
Europe:	Tjerk Huysinga	+31 70 377 4540
USA:	Ken Lawrence	+1 713 241 1042

Contact – Media
Europe:	Shell Media Contact	+31 70 377 3600

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 4

Exhibit 99.2

Royal Dutch Shell plc

Three and nine month period ended September 30, 2011

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 5

3RD QUARTER 2011 UNAUDITED RESULTS

•

Royal Dutch Shell’s third quarter 2011 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $7.2 billion compared with $3.5 billion the same quarter a year ago. Basic CCS earnings per share increased by 104% versus the third quarter of 2010.

•

Third quarter 2011 CCS earnings, excluding identified items (see page 10), were $7.0 billion compared with $4.9 billion in the third quarter 2010, an increase of 42%. Basic CCS earnings per share excluding identified items increased by 40% versus the same quarter a year ago.

•

Cash flow from operating activities for the third quarter 2011 was $11.6 billion. Excluding net working capital movements, cash flow from operating activities in the third quarter 2011 was $10.6 billion, compared with $8.1 billion in the same quarter last year.

•

Net capital investment (see Note 1) for the quarter was $6.1 billion. Total dividends distributed in the quarter were $2.6 billion of which $0.7 billion were settled under the Scrip Dividend Programme. Some 25.3 million shares, equivalent to $0.8 billion, were bought back for cancellation during the quarter under our share buyback programme.

•	Gearing at the end of the third quarter 2011 was 10.8%.

•

A third quarter 2011 dividend has been announced of $0.42 per ordinary share and $0.84 per American Depositary Share (ADS), unchanged from the US dollar dividend per share and per ADS for the same period in 2010.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Nine months
Q3 2011	Q2 2011	Q3 2010%[1]			2011	2010	%
6,976	8,662	3,463	+101	Income attributable to shareholders	24,418	13,337	+83
270	(667)	58		Current cost of supplies (CCS) adjustment for Downstream	(2,252)	(390)
7,246	7,995	3,521	+106	CCS earnings	22,166	12,947	+71
245	1,443	(1,412)		Less: Identified items[2]	2,325	(1,016)
7,001	6,552	4,933	+42	CCS earnings excluding identified items	19,841	13,963	+42
				Of which:
5,435	5,420	3,437		Upstream	15,493	11,002
1,818	1,081	1,453		Downstream	4,552	3,391
(252)	51	43		Corporate and Non-controlling interest	(204)	(430)

11,645	10,040	9,016	+29	Cash flow from operating activities	30,306	21,894	+38

1.16	1.29	0.57	+104	Basic CCS earnings per share ($)	3.57	2.11	+69

2.32	2.58	1.14		Basic CCS earnings per ADS ($)	7.14	4.22

1.12	1.05	0.80	+40	Basic CCS earnings per share excl. identified items ($)	3.20	2.28	+40

2.24	2.10	1.60		Basic CCS earnings per ADS excl. identified items ($)	6.40	4.56

0.42	0.42	0.42	–	Dividend per share ($)	1.26	1.26	–

0.84	0.84	0.84		Dividend per ADS ($)	2.52	2.52
[1] Q3 on Q3 change. [2] See page 10.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 6

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“We continue to make good progress with our strategy; improving our competitive performance, delivering a new wave of production growth, and maturing the next generation of growth options for shareholders.

Our profits pay for Shell’s substantial investments in new energy projects, to ensure low-cost, reliable energy supplies for our customers and to create value for our shareholders. Our third quarter results were higher than year-ago levels, driven by higher oil prices and Shell’s performance.

In Upstream, our oil and gas production excluding divestments grew by 2% from year-ago levels, driven by the continued ramp-up of our growth projects, mainly in Qatar and Canada. Shell’s LNG sales volumes increased by 12%, with continued robust demand for gas. Our Downstream results were supported by increased Chemicals earnings, with a resilient performance from Oil Products, despite the more difficult economic environment. We have resumed our share buyback programme, with $0.8 billion of buybacks during the quarter, at a time when financial markets have been weak.

Disposal of non-core assets is an important part of our drive to improve Shell’s competitive position and capital efficiency. We completed $6.2 billion of asset sales this year, with $1.8 billion in the third quarter 2011, including a refinery in the United Kingdom and non-core upstream assets in the Americas. We have delivered on our target for $5 billion of disposals this year, ahead of schedule. Asset sales from non-core positions will continue.

We are delivering on our growth strategy, with the build-up of production from new projects. The Athabasca Oil Sands Project Expansion 1 in Canada and the Pearl Gas-to-Liquids (GTL) Train 1 in Qatar have ramped up and production should stabilise at plateau rates shortly. We expect to start up Train 2 of Pearl GTL before the end of 2011, as planned. These projects in Qatar and Canada are part of a series of over 20 new upstream start-ups planned for 2011-14, as we deliver on our plans for sustainable growth, driving Shell’s financial and operating targets for 2012.

We continue to mature new investment options for medium-term growth, taking final investment decision on the Clair Phase 2 development in the United Kingdom, and the Wheatstone LNG project in Australia, confirming a new oil discovery in French Guiana, and also building new acreage positions for exploration drilling in the future.

Voser concluded: “We are making good progress against our targets, to deliver a more competitive performance.”

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 7

THIRD QUARTER 2011 PORTFOLIO DEVELOPMENTS1

Upstream

In Australia, Arrow Energy Holdings Pty Ltd (“Arrow”), a joint venture (Shell share 50%) between Shell and PetroChina, announced the front-end engineering and design (FEED) for the Arrow Liquefied Natural Gas (LNG) project on Curtis Island.

Arrow also confirmed that it has entered into a Scheme Implementation Agreement (“SIA”) with coal bed methane company Bow Energy Ltd (“Bow”) under which Arrow has agreed to acquire all of the shares in Bow. The offer values Bow at some $0.5 billion. The acquisition of Bow contributes to Arrow’s opportunity to expand each of the two trains of its proposed LNG project on Curtis Island from 4.0 million tonnes per annum (mtpa) currently planned. The transaction is expected to be implemented in January 2012, subject to Bow shareholder approvals.

Also in Australia, final investment decision was taken on the Wheatstone LNG foundation project (Shell share 6.4%). The foundation project includes two LNG trains with a combined capacity of 8.9 mtpa.

In Canada, Shell announced investment in a LNG-for-transport project Green Corridor (Shell share 100%). The Green Corridor project includes a 0.3 mtpa capacity LNG production facility and downstream infrastructure.

In Mexico, Shell completed the sale of the LNG import and regasification terminal in Altamira for a total consideration of $0.2 billion.

In Norway, Shell agreed to sell its interests in the natural gas transport infrastructure joint venture Gassled for some $0.7 billion. The transaction is subject to regulatory approval and to consent of joint venture partners.

During the third quarter of 2011, Shell participated in two exploration discoveries including the frontier deepwater oil discovery Zaedyus (Shell share 45%) offshore French Guiana, which has the potential to open up an entirely new oil play for the industry, and a gas discovery at Acme West (Shell share 33%) offshore Australia. Also during the quarter, as part of our global exploration programme, Shell built new acreage positions onshore in the Americas and the Ukraine as well as offshore New Zealand and Tanzania.

On October 13, in the United Kingdom, Shell announced the final investment decision for the offshore project Claire Phase 2 (Shell share 28%), with an expected peak production of 120 thousand barrels of oil equivalent per day (boe/d).

Downstream

In the United Kingdom, Shell completed the sale of the Stanlow refinery for a total consideration of some $1.2 billion (including some $0.9 billion for working capital).

[1]	See page 22 and 23 for First half year 2011 portfolio developments

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 8

KEY FEATURES OF THE THIRD QUARTER 2011

•	Third quarter 2011 CCS earnings (see Note 1) were $7,246 million, 106% higher than in the same quarter a year ago.

•	Third quarter 2011 CCS earnings, excluding identified items (see page 10), were $7,001 million compared with $4,933 million in the third quarter 2010.

•	Basic CCS earnings per share increased by 104% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items increased by 40% versus the same quarter a year ago.

•

Cash flow from operating activities for the third quarter 2011 was $11.6 billion, compared with $9.0 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the third quarter 2011 was $10.6 billion, compared with $8.1 billion in the same quarter last year.

•

Total cash dividends paid to shareholders during the third quarter 2011 were $1.9 billion. During the third quarter 2011, some 22.3 million Class A shares, equivalent to $0.7 billion, were issued under the Scrip Dividend Programme for the second quarter 2011. Some 25.3 million Class B shares, equivalent to $0.8 billion, were bought back for cancellation during the quarter under our share buyback programme commenced to offset dilution created by shares issued under the Scrip Dividend Programme.

•	Net capital investment (see Note 1) for the third quarter 2011 was $6.1 billion. Capital investment for the third quarter 2011 was $7.9 billion.

•	Return on average capital employed (ROACE) (see Note 6) at the end of the third quarter 2011, on a reported income basis, was 16.4%.

•	Gearing was 10.8% at the end of the third quarter 2011 versus 19.0% at the end of the third quarter 2010.

Upstream

•

Liquids and natural gas production for the third quarter 2011 was 3,012 thousand boe/d, 2% lower than in the third quarter 2010. Production for the third quarter 2011 excluding the impact of divestments of some 100 thousand boe/d was 2% higher than in the same quarter last year.

New field start-ups and the continuing ramp-up of fields contributed some 270 thousand boe/d to production in the third quarter 2011, which more than offset the impact of field declines.

•	LNG sales volumes of 4.76 million tonnes in the third quarter 2011 were 12% higher than in the same quarter a year ago.

Downstream

•

Oil Products sales volumes for the third quarter 2011 were in line with the third quarter 2010. Excluding the impact of divestments and the effects of the formation of the Raízen joint venture, of some 110 thousand b/d, sales volumes were 2% higher than in the same period last year. Chemical product sales volumes in the third quarter 2011 decreased by 9% compared with the third quarter 2010.

•

Oil Products refinery availability in the third quarter 2011 was 94%, compared with 93% in the third quarter 2010. Chemicals manufacturing plant availability was 90%, compared with 94% in the same period last year.

•	Supplementary financial and operational disclosure for the third quarter 2011 is available at www.shell.com/investor.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 9

SUMMARY OF IDENTIFIED ITEMS

CCS earnings in the third quarter 2011 reflected the following items, which in aggregate amounted to a net gain of $245 million (compared with a net charge of $1,412 million in the third quarter 2010), as summarised in the table below:

•

Upstream earnings included a net gain of $636 million, reflecting gains related to the estimated fair value accounting of commodity derivatives (see Note 5), divestment gains and net tax credits. These items were partly offset by asset impairments and decommissioning provisions. Earnings for the third quarter 2010 included a net charge of $284 million.

•

Downstream earnings included a net charge of $338 million, reflecting an asset impairment as well as redundancy and decommissioning provisions. These items were partly offset by a gain related to the estimated fair value accounting of commodity derivatives (see Note 5) and divestment gains. Earnings for the third quarter 2010 included a net charge of $1,128 million.

•	Corporate and Non-controlling interest earnings included a net charge of $53 million, reflecting a tax charge.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Nine months[1]
Q3 2011	Q2 2011	Q3 2010		2011	2010
			Identified items:
636	641	(284)	Upstream	2,397	(164)
(338)	802	(1,128)	Downstream	(19)	(852)
(53)	–	–	Corporate and Non-controlling interest	(53)	–
245	1,443	(1,412)	CCS earnings impact	2,325	(1,016)

These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s CCS earnings and are shown to provide additional insight into segment earnings and income attributable to shareholders. Further comments on the business segments are provided in the section ‘Earnings by Business Segment’ on pages 11 to 13.

[1]	See page 23 and 24 for Identified items – Nine months ended September 30, 2011

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 10

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Nine months[2]
Q3 2011	Q2 2011	Q3 2010%[1]			2011	2010	%
5,435	5,420	3,437	+58	Upstream earnings excluding identified items	15,493	11,002	+41
6,071	6,061	3,153	+93	Upstream earnings	17,890	10,838	+65

8,520	8,902	6,139	+39	Upstream cash flow from operating activities	24,094	19,276	+25

5,944	4,049	9,554	-38	Upstream net capital investment	11,720	20,700	-43

1,676	1,668	1,709	-2	Liquids production available for sale (thousand b/d)	1,674	1,699	-1
7,749	7,996	7,823	-1	Natural gas production available for sale (million scf/d)	8,769	9,008	-3
3,012	3,046	3,058	-2	Barrels of oil equivalent (thousand boe/d)	3,186	3,252	-2

4.76	4.81	4.26	+12	LNG sales volumes (million tonnes)	13.99	12.37	+13

[1]	Q3 on Q3 change
[2]	See page 24 for Upstream earnings – Nine months ended September 30, 2011

Third quarter Upstream earnings excluding identified items were $5,435 million compared with $3,437 million a year ago. Identified items were a net gain of $636 million, compared with a net charge of $284 million in the third quarter 2010 (see page 10).

Upstream earnings excluding identified items increased compared with the third quarter 2010. Earnings reflected higher liquids and natural gas realisations. The earnings also reflected higher LNG realisations, sales volumes and trading contributions. These items were partly offset by increased taxes and higher operating expenses, reflecting the start-up of new projects and increased maintenance activities.

Global liquids realisations were 48% higher than in the third quarter 2010. Global natural gas realisations were 31% higher than in the same quarter a year ago. Natural gas realisations in the Americas increased by 1%, whereas natural gas realisations outside the Americas increased by 40%.

Third quarter 2011 production was 3,012 thousand boe/d compared with 3,058 thousand boe/d a year ago. Liquids production decreased by 2% and natural gas production decreased by 1% compared with the third quarter 2010. Excluding the impact of divestments of some 100 thousand boe/d, third quarter 2011 production was 2% higher than in the same period last year.

New field start-ups and the continuing ramp-up of fields contributed some 270 thousand boe/d to production in the third quarter 2011, in particular from Pearl GTL and Qatargas 4 LNG in Qatar as well as AOSP Expansion 1 in Canada and Gbaran Ubie in Nigeria, which more than offset the impact of field declines.

LNG sales volumes of 4.76 million tonnes were 12% higher than in the same quarter a year ago, mainly reflecting the contribution of Qatargas 4 LNG.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 11

DOWNSTREAM

Quarters				$ million	Nine months[2]
Q3 2011	Q2 2011	Q3 2010%[1]			2011	2010	%
1,818	1,081	1,453	+25	Downstream CCS earnings excluding identified items	4,552	3,391	+34
1,480	1,883	325	+355	Downstream CCS earnings	4,533	2,539	+79

2,069	2,077	1,953	+6	Downstream cash flow from operating activities	4,597	2,309	+99

149	1,949	701	-79	Downstream net capital investment	1,980	1,367	+45

2,854	2,834	3,292	-13	Refinery processing intake (thousand boe/d)	2,905	3,196	-9

6,374	6,088	6,385	–	Oil products sales volumes (thousand b/d)	6,210	6,389	-3

4,832	4,549	5,333	-9	Chemicals sales volumes (thousand tonnes)	14,391	15,356	-6

[1]	Q3 on Q3 change
[2]	See page 24 and 25 for Downstream earnings – Nine months ended September 30, 2011

Third quarter Downstream earnings excluding identified items were $1,818 million compared with $1,453 million in the third quarter 2010. Identified items were a net charge of $338 million, compared with a net charge of $1,128 million in the third quarter 2010 (see page 10).

Downstream earnings excluding identified items increased compared with the third quarter 2010. Earnings reflected higher Chemicals earnings while Oil Products earnings were in line with the same period a year ago.

Oil Products marketing earnings were in line with the third quarter 2010. Earnings reflected higher contributions from trading as well as earnings from the Raízen joint venture in Brazil. These items were offset by lower contributions from retail, B2B and lubricants as a result of the weakening global economic environment, as well as portfolio divestments.

Oil products sales volumes were in line with the same period a year ago. Excluding the impact of divestments and the effects of the formation of the Raízen joint venture, of some 110 thousand b/d, sales volumes were 2% higher than in the same period last year.

Oil Products refining results were in line with the third quarter 2010 and reflected increased refining realisations and higher contributions from equity-accounted investments, despite a weaker global refining environment. These items were offset by unfavourable currency exchange rate effects.

Refinery intake volumes decreased by 13% compared with the third quarter of 2010, mainly as a result of divestments and a refinery closure. Excluding portfolio impacts, refinery intake volumes were 1% lower than in the same period a year ago. Refinery availability increased to 94% compared with 93% in the third quarter 2010.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 12

Chemicals earnings excluding identified items increased to $674 million compared with $315 million in the third quarter 2010. Higher realised chemicals margins and higher income from equity-accounted investments reflected favourable market conditions in the USA and Europe.

Chemicals sales volumes decreased by 9% compared with the same quarter last year. Chemicals manufacturing plant availability decreased to 90% compared with 94% in the third quarter 2010, as a result of increased maintenance activities.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Nine months[1]
Q3 2011	Q2 2011	Q3 2010		2011	2010
(252)	51	43	Corporate and Non-controlling interest excl. identified items	(204)	(430)
			Of which:
(201)	141	148	Corporate	39	(140)
(51)	(90)	(105)	Non-controlling interest	(243)	(290)
(305)	51	43	Corporate and Non-controlling interest	(257)	(430)

[1]	See page 25 for Corporate earnings – Nine months ended September 30, 2011

Third quarter Corporate results and Non-controlling interest excluding identified items (see page 10) were a loss of $252 million compared with a gain of $43 million in the same period last year. Identified items in the third quarter 2011 were a net charge of $53 million (see page 10).

Corporate results excluding identified items were lower compared with the third quarter 2010, mainly as a result of unfavourable currency exchange rate effects of some $270 million in the third quarter 2011. Results also reflected higher net interest expense.

FORTHCOMING EVENTS

Fourth quarter 2011 results and fourth quarter 2011 dividend are scheduled to be announced on February 2, 2012. First quarter 2012 results and first quarter 2012 dividend are scheduled to be announced on April 26, 2012. Second quarter 2012 results and second quarter 2012 dividend are scheduled to be announced on July 26, 2012. Third quarter 2012 results and third quarter 2012 dividend are scheduled to be announced on November 1, 2012.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 13

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Nine months
Q3 2011	Q2 2011	Q3 2010%[1]			2011	2010	%
123,412	121,261	90,712		Revenue	354,596	267,342
2,041	2,126	1,020		Share of profit of equity-accounted investments	6,504	3,974
504	1,175	1,010		Interest and other income	4,261	1,311
125,957	124,562	92,742		Total revenue and other income	365,361	272,627
98,094	95,275	70,278		Purchases	278,179	205,038
6,761	6,791	6,052		Production and manufacturing expenses	19,465	17,164
3,516	3,749	3,701		Selling, distribution and administrative expenses	10,629	11,227
253	249	203		Research and development	721	597
661	379	610		Exploration	1,441	1,390
3,803	2,865	6,196		Depreciation, depletion and amortisation	9,985	12,359
331	360	317		Interest expense	1,086	769
12,538	14,894	5,385	+133	Income before taxation	43,855	24,083	+82
5,505	6,135	1,820		Taxation	19,138	10,465
7,033	8,759	3,565	+97	Income for the period	24,717	13,618	+82
57	97	102		Income attributable to non-controlling interest	299	281
6,976	8,662	3,463	+101	Income attributable to Royal Dutch Shell plc shareholders	24,418	13,337	+83

EARNINGS PER SHARE

Quarters			$	Nine months
Q3 2011	Q2 2011	Q3 2010		2011	2010
1.12	1.39	0.56	Earnings per share	3.93	2.18
1.12	1.39	0.56	Diluted earnings per share	3.93	2.17

SHARES[2]

Quarters			Millions	Nine months
Q3 2011	Q2 2011	Q3 2010		2011	2010
			Weighted average number of shares as the basis for:
6,238.1	6,216.5	6,132.6	Basic earnings per share	6,206.2	6,131.1
6,247.1	6,227.2	6,138.3	Diluted earnings per share	6,216.2	6,137.1

6,236.5	6,241.8	6,132.0	Shares outstanding at the end of the period	6,236.5	6,132.0

[1]	Q3 on Q3 change.
[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Nine months
Q3 2011	Q2 2011	Q3 2010		2011	2010
7,033	8,759	3,565	Income for the period	24,717	13,618
			Other comprehensive income, net of tax:
(4,642)	490	4,500	Currency translation differences	(2,018)	(118)
23	9	(136)	Unrealised gains/(losses) on securities	13	(116)
(130)	19	2	Cash flow hedging gains/(losses)	(89)	14
29	(29)	35	Share of other comprehensive income/(loss) of equity-accounted investments	99	6
(4,720)	489	4,401	Other comprehensive income/(loss) for the period	(1,995)	(214)
2,313	9,248	7,966	Comprehensive income for the period	22,722	13,404
(46)	128	200	Comprehensive income/(loss) attributable to non-controlling interest	255	338
2,359	9,120	7,766	Comprehensive income attributable to Royal Dutch Shell plc shareholders	22,467	13,066

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Ordinary share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	–	–	(1,951)	24,418	22,467	255	22,722
Capital contributions from and other changes in non-controlling interest	–	–	–	48	48	(46)	2
Dividends paid	–	–	–	(7,816)	(7,816)	(374)	(8,190)
Scrip dividends[1]	9	–	(9)	2,627	2,627	–	2,627
Shares held in trust: net sales/ (purchases) and dividends received	–	961	–	99	1,060	–	1,060
Share repurchases for cancellation[2]	(3)	–	3	(1,501)	(1,501)	–	(1,501)
Share-based compensation	–	–	(230)	(67)	(297)	–	(297)
At September 30, 2011	535	(1,828)	7,907	157,987	164,601	1,602	166,203

[1]

During the first nine months of 2011 some 77.3 million Class A shares, equivalent to $2.6 billion, were issued under the Scrip Dividend Programme. The fair value of the shares issued in connection with the Scrip Dividend Programme is reflected in retained earnings.

[2]	Includes shares repurchased during the period, and at September 30, 2011, shares committed to repurchase and repurchases subject to settlement.

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Ordinary share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income for the period	–	–	(271)	13,337	13,066	338	13,404
Capital contributions from and other changes in non-controlling interest	–	–	–	294	294	16	310
Dividends paid	–	–	–	(7,586)	(7,586)	(357)	(7,943)
Shares held in trust: net sales/ (purchases) and dividends received	–	368	–	–	368	–	368
Share-based compensation	–	–	(52)	223	171	–	171
At September 30, 2010	527	(1,343)	9,659	133,901	142,744	1,701	144,445

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 15

CONDENSED CONSOLIDATED BALANCE SHEET
	$ million
	Sept 30, 2011	Dec 31, 2010
Assets
Non-current assets:
Intangible assets	4,500	5,039
Property, plant and equipment	147,027	142,705
Equity-accounted investments	38,321	33,414
Investments in securities	3,915	3,809
Deferred tax	5,512	5,361
Prepaid pension costs	11,132	10,368
Trade and other receivables	9,040	8,970
	219,447	209,666
Current assets:
Inventories	30,250	29,348
Trade and other receivables	78,529	70,102
Cash and cash equivalents	19,256	13,444
	128,035	112,894

Total assets	347,482	322,560

Liabilities
Non-current liabilities:
Debt	31,092	34,381
Trade and other payables	5,415	4,250
Deferred tax	15,814	13,388
Retirement benefit obligations	5,988	5,924
Decommissioning and other provisions	15,442	14,285
	73,751	72,228

Current liabilities:
Debt	8,268	9,951
Trade and other payables	80,357	76,550
Taxes payable	15,305	10,306
Retirement benefit obligations	374	377
Decommissioning and other provisions	3,224	3,368
	107,528	100,552

Total liabilities	181,279	172,780

Equity attributable to Royal Dutch Shell plc shareholders	164,601	148,013

Non-controlling interest	1,602	1,767
Total equity	166,203	149,780

Total liabilities and equity	347,482	322,560

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 16

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Nine months
Q3 2011	Q2 2011	Q3 2010		2011	2010
			Cash flow from operating activities:
7,033	8,759	3,565	Income for the period	24,717	13,618
			Adjustment for:
5,746	5,546	3,545	- Current taxation	17,193	11,869
249	284	264	- Interest expense (net)	889	656
3,803	2,866	6,196	- Depreciation, depletion and amortisation	9,985	12,359
(347)	(796)	(681)	- Net (gains)/losses on sale of assets	(3,335)	(932)
1,011	(2,283)	937	- Decrease/(increase) in net working capital	(5,783)	(5,175)
(2,041)	(2,126)	(1,020)	- Share of profit of equity-accounted investments	(6,504)	(3,974)
2,402	2,560	1,486	- Dividends received from equity-accounted investments	6,485	4,455
(204)	553	(1,941)	- Deferred taxation and other provisions	1,927	(1,466)
(540)	(72)	(86)	- Other	(399)	686
17,112	15,291	12,265	Net cash from operating activities (pre-tax)	45,175	32,096

(5,467)	(5,251)	(3,249)	Taxation paid	(14,869)	(10,202)

11,645	10,040	9,016	Net cash from operating activities	30,306	21,894

			Cash flow from investing activities:
(7,261)	(4,980)	(9,609)	Capital expenditure	(16,387)	(21,369)
(199)	(669)	(1,179)	Investments in equity-accounted investments	(1,571)	(1,940)
1,594	1,110	666	Proceeds from sale of assets	5,815	2,039
200	172	44	Proceeds from sale of equity-accounted investments	425	211
6	–	(37)	(Additions to)/proceeds from sale of securities	7	(18)
75	73	51	Interest received	185	102
(5,585)	(4,294)	(10,064)	Net cash used in investing activities	(11,526)	(20,975)

			Cash flow from financing activities:
(365)	119	3,232	Net (decrease)/increase in debt with maturity period within three months	(2,883)	4,399
477	286	199	Other debt: New borrowings	1,244	7,729
(2,529)	(1,299)	(491)	Repayments	(4,064)	(2,852)
(173)	(522)	(307)	Interest paid	(1,195)	(1,204)
(3)	(9)	(3)	Change in non-controlling interest	(3)	315
			Dividends paid to:
(1,865)	(1,766)	(2,583)	- Royal Dutch Shell plc shareholders	(5,189)	(7,586)
(175)	(128)	(168)	- Non-controlling interest	(374)	(357)
(817)	–	–	Repurchase of shares	(817)	–
10	259	(34)	Shares held in trust: net sales/(purchases) and dividends received	413	170
(5,440)	(3,060)	(155)	Net cash from/(used in) financing activities	(12,868)	614

(829)	171	477	Currency translation differences relating to cash and cash equivalents	(100)	30
(209)	2,857	(726)	(Decrease)/increase in cash and cash equivalents	5,812	1,563
19,465	16,608	12,008	Cash and cash equivalents at beginning of period	13,444	9,719

19,256	19,465	11,282	Cash and cash equivalents at end of period	19,256	11,282

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 17

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively “Shell”) are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report / Form 20-F for the year ended December 31, 2010 (pages 102 to 107) as filed with the US Securities and Exchange Commission.

The financial information presented in the Interim Statements does not comprise statutory accounts for the purposes of section 435 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2010 were published in Shell’s Annual Report / Form 20-F, copies of which were delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.

The Interim Statements are unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2. Information by business segment

Quarters		$ million	Nine months
Q3 2011	Q3 2010		2011	2010
		Third-party revenue
10,888	7,417	Upstream	30,659	24,083
112,516	83,286	Downstream	323,907	243,212
8	9	Corporate	30	47
123,412	90,712	Total third-party revenue	354,596	267,342

		Inter-segment revenue
12,929	9,040	Upstream	37,304	25,866
125	96	Downstream	545	249
–	–	Corporate	–	–

		Segment earnings
6,071	3,153	Upstream	17,890	10,838
1,480	325	Downstream	4,533	2,539
(254)	148	Corporate	(14)	(140)

7,297	3,626	Total segment earnings	22,409	13,237
		Current cost of supplies adjustment:
(260)	(44)	Purchases	2,787	556
75	12	Taxation	(794)	(170)
(79)	(29)	Share of profit of equity-accounted investments	315	(5)
7,033	3,565	Income for the period	24,717	13,618

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 18

3. Ordinary share capital

Issued and fully paid

	shares of €0.07 each		shares of £1 each
Number of shares	Class A	Class B	Sterling deferred
At January 1, 2011	3,563,952,539	2,695,808,103	50,000
Scrip dividends	77,320,884	–	–
Shares bought back for cancellation	–	(25,289,589)	–
At September 30, 2011	3,641,273,423	2,670,518,514	50,000

Nominal value

$ million	Class A	Class B	Total
At January 1, 2011	302	227	529
Scrip dividends	9	–	9
Shares bought back for cancellation	–	(3)	(3)
At September 30, 2011	311	224	535

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting held on May 17, 2011, the Board was authorised to allot shares in Royal Dutch Shell plc, to grant rights to subscribe for or to convert any security into shares in Royal Dutch Shell plc, in either case up to a nominal amount of €146 million. This authority expires at the earlier of August 17, 2012, and the conclusion of the Annual General Meeting held in 2012, unless previously revoked or varied by Royal Dutch Shell plc in a General Meeting of Shareholders.

4. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2011	3,442	154	57	1,483	4,958	10,094

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(1,951)	(1,951)
Scrip dividends	(9)	–	–	–	–	(9)
Share repurchases			3			3
Share-based compensation	–	–	–	(230)	–	(230)
At September 30, 2011	3,433	154	60	1,253	3,007	7,907

At January 1, 2010	3,444	154	57	1,373	4,954	9,982

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(271)	(271)

Share-based compensation	–	–	–	(52)	–	(52)
At September 30, 2010	3,444	154	57	1,321	4,683	9,659

[1]

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 19

5. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by the Upstream business are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in the quarterly results.

6. Return on average capital employed (ROACE)

ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

LIQUIDITY AND CAPITAL RESOURCES

Third quarter Net cash from operating activities in the third quarter 2011 was $11.6 billion compared with $9.0 billion for the same period last year.

Total current and non-current debt decreased to $39.4 billion at September 30, 2011 from $42.5 billion at June 30, 2011 while cash and cash equivalents decreased to $19.3 billion at September 30, 2011, from $19.5 billion at June 30, 2011. During the third quarter 2011 no new debt was issued under the US shelf registration programme.

Net capital investment in the third quarter 2011 was $6.1 billion, of which $5.9 billion was invested in Upstream and $0.2 billion in Downstream. Net capital investment in the same period of 2010 was $10.3 billion, of which $9.6 billion was invested in Upstream and $0.7 billion in Downstream.

Dividends of $0.42 per share are declared on October 27, 2011 in respect of the third quarter. These dividends are payable on December 16, 2011. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report / Form 20-F for the year ended December 31, 2010 for additional information on the dividend access mechanism.

Shell provides shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme. Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new Class A shares will be issued under the Programme, including to shareholders who currently hold Class B shares.

Nine months Net cash from operating activities in the first nine months 2011 was $30.3 billion compared with $21.9 billion for the same period last year.

Total current and non-current debt decreased to $39.4 billion at September 30, 2011 from $44.3 billion at December 31, 2010 while cash and cash equivalents increased to $19.3 billion at September 30, 2011, from $13.4 billion at December 31, 2010. During the first nine months 2011 no new debt was issued under the US shelf registration programme.

Net capital investment in the first nine months 2011 was $13.8 billion, of which $11.7 billion was invested in Upstream, $2.0 billion in Downstream and $0.1 billion in Corporate. Net capital investment in the same period of 2010 was $22.1 billion, of which $20.7 billion was invested in Upstream and $1.4 billion in Downstream.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 20

CAUTIONARY STATEMENT

All amounts shown throughout this report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this report refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this report, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 24% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “scheduled”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report / Form 20-F for the year ended December 31, 2010 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, October 27, 2011. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

October 27, 2011

Contacts:

•	Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 713 241 1042

•	Media: Europe: + 31 (0)70 377 3600; USA +1 713 241 4544

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 21

Appendix I

First half year 2011 Portfolio Developments

Upstream

In Australia, Shell announced the final investment decision on the Prelude Floating LNG (FLNG) project (Shell interest 100%). The Prelude FLNG project is expected to produce some 110 thousand boe/d of natural gas and natural gas liquids, delivering some 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of liquefied petroleum gas (LPG).

During the first quarter 2011, Shell confirmed a significant oil and gas discovery, Geronggong, drilled in 2010 in deep water Brunei.

In Canada, Shell announced the successful start of production from its Scotford Upgrader Expansion project (Shell interest 60%). The 100 thousand b/d expansion takes upgrading capacity at Scotford to 255 thousand b/d of heavy oil from the Athabasca oil sands. In addition, Shell took the final investment decision on a debottlenecking project for the Athabasca Oil Sands Project (AOSP, Shell interest 60%), which is expected to add 10 thousand b/d at peak. This project is the first of multiple debottlenecking opportunities for AOSP.

Also in Canada, Shell signed agreements with the Governments of Alberta and Canada to secure some $0.9 billion in funding for the Quest Carbon Capture and Storage (CCS) Project (Shell interest 60%), which is expected to capture and permanently store more than 1 mtpa of CO2 from Shell’s Scotford Upgrader.

In China, Shell and China National Petroleum Company (CNPC) signed a Global Alliance Agreement emphasising their shared intent to pursue mutually beneficial cooperation opportunities internationally as well as in China. The two parties also signed a Shareholders Agreement to establish a Well Manufacturing joint venture (50% CNPC and 50% Shell) subject to further corporate and government approvals.

In Malaysia, Shell approved investment in the offshore Sabah Gas Kebabangan (KBB) project (Shell interest 30%) with an expected peak production of 130 thousand boe/d of gas for Malaysia LNG and domestic markets. The Kebabangan gas field is part of the Kebabangan Cluster Production Sharing Contract.

In Mexico, Shell agreed to sell its 50% interest in the LNG import and regasification terminal in Altamira for a total consideration of $0.2 billion. The agreement is subject to the conclusion of project financing and government approvals.

In the Netherlands, Shell produced its first oil from the Schoonebeek Enhanced Oil Recovery (EOR) project (Shell share 30%). The field is expected to ramp up to produce some 20 thousand barrels of oil equivalent per day (boe/d).

In Qatar, Qatar Petroleum and Shell announced that the Pearl GTL project (Shell interest 100%) has sold its first commercial shipment of GTL Gasoil. The project is expected to reach full production capacity by the middle of 2012. Once fully operational, Pearl GTL is expected to produce 1.6 billion standard cubic feet of gas per day (scf/d), delivering 140 thousand b/d of GTL products and 120 thousand b/d of condensate, LPG and ethane. Also in Qatar, Shell and Qatargas announced delivery of the first cargo of LNG from the Qatargas 4 project (Shell share 30%). Production is expected to ramp up to 1.4 billion standard cubic feet of gas per day (scf/d), delivering 7.8 million tonnes per annum (mtpa) of LNG and 70 thousand barrels per day (b/d) of condensate and liquefied petroleum gas.

In Singapore, Shell and CPC Corporation, Taiwan have signed a Heads of Agreement for the long-term supply of 2 mtpa of LNG for 20 years, starting in 2016, from Shell’s global LNG portfolio.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 22

In the United Kingdom, Shell approved investment in the offshore Schiehallion Redevelopment project (Shell interest 36%) with an expected peak production of 145 thousand boe/d.

In the USA, Shell announced a multi-billion dollar investment to develop its major Cardamom oil and gas field in the deep waters of the Gulf of Mexico. The Cardamom project (Shell interest 100%) is expected to produce 50 thousand boe/d at peak production.

On July 5, 2011, Shell agreed to sell its 20% participating interest in the oil and gas exploration block BM-S-8 in the Santos Basin offshore Brazil for a total consideration of $0.4 billion. The agreement is subject to regulatory approvals.

Shell sold non-core Upstream assets, with proceeds totalling $2.4 billion in the first quarter. As previously announced, Shell completed the sale of a group of predominately mature tight gas fields in South Texas in the USA, producing some 200 million scf/d (Shell share), for some $1.8 billion. In addition, Shell sold various other non-core assets in Canada, Pakistan, the United Kingdom and the USA (combined Shell share of production of some 25 thousand boe/d) as well as exploration acreage in Colombia.

Downstream

Shell sold non-core Downstream assets, mainly in the USA, with proceeds totalling $0.8 billion in the first quarter.

In addition, Shell agreed to divest the majority of its shareholding in most of its downstream businesses in Africa for a total consideration of some $1 billion (including estimated working capital of $0.4 billion). The agreements are subject to regulatory approvals.

Also, on April 12, 2011, Shell announced a proposal to convert its 79 thousand b/d Clyde refinery and Gore Bay terminal in Australia into a fuel import terminal.

In Brazil, Shell and Cosan launched a multi-billion dollar joint venture named Raízen (Shell interest 50%) for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Raízen will produce over 2 billion litres (over 34 thousand b/d) a year of biofuels and will distribute over 20 billion litres (over 345 thousand b/d) of biofuels, industrial and transport fuels annually through a combined network of nearly 4,500 Shell-branded service stations.

In the United Kingdom, Shell agreed to acquire 254 retail sites from Rontec Investments LLP (the Snax 24 Consortium) for a total consideration of around $0.4 billion. The agreement is subject to regulatory approvals.

Also, in the United Kingdom, Shell agreed the sale of its 272 thousand b/d Stanlow refinery and associated local marketing businesses for a total consideration of some $1.3 billion (including estimated working capital of $0.9 billion).

Shell also completed the sale of its Downstream businesses in Chile and the Dominican Republic in separate transactions for a total combined consideration of $0.7 billion.

Identified Items – Nine months ended September 30, 2011

Earnings in the first nine months 2011 reflected the following items, which in aggregate amounted to a net gain of $2,325 million (compared with a net charge of $1,016 million in the first nine months 2010), as summarised in the table on page 10:

•

Upstream earnings included a net gain of $2,397 million, reflecting gains related to the estimated fair value accounting of commodity derivatives (see Note 5), divestments gains and net tax credits. These were partly offset by charges related to a tax provision, the mark-to-market valuation of certain gas contracts, asset impairments, environmental and decommissioning provisions and cost impacts related to ongoing effects from the US offshore drilling moratorium. Earnings for the first nine months 2010 included a net charge of $164 million.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 23

•

Downstream earnings included a net charge of $19 million, reflecting charges related to asset impairments as well as redundancy and decommissioning provisions. These items were partly offset by a gain related to the estimated fair value accounting of commodity derivatives (see Note 5), divestment gains and a gain related to the contribution of assets into a joint venture. Earnings for the first nine months 2010 included a net charge of $852 million.

•	Corporate and Non-controlling interest earnings included a net charge of $53 million, reflecting a tax charge.

Earnings by business segment – Nine months ended September 30, 2011

Upstream

Nine months Upstream earnings excluding identified items were $15,493 million compared with $11,002 million in the first nine months 2010. Identified items were a net gain of $2,397 million, compared with a net charge of $164 million in the first nine months 2010 (see page 10).

Upstream earnings excluding identified items increased compared with the first nine months 2010, reflecting higher liquids and natural gas realisations and increased trading contributions. Earnings also reflected higher LNG sales volumes and higher realised LNG prices as well as increased dividends from LNG ventures. These were partly offset by increased operating expenses, mainly reflecting the start-up of new projects, and higher taxes.

Global liquids realisations were 43% higher than in the first nine months 2010. Global natural gas realisations were 21% higher than in the first nine months 2010. Natural gas realisations in the Americas decreased by 7%, whereas natural gas realisations outside the Americas increased by 29%.

Nine months 2011 production was 3,186 thousand boe/d compared with 3,252 thousand boe/d for the same period a year ago. Liquids production was down 1% and natural gas production was down 3% compared with the first nine months 2010 production. Excluding the impact of divestments, production in the first nine months of 2011 was 1% higher than in the same period last year.

LNG sales volumes of 13.99 million tonnes were 13% higher than in the first nine months 2010. Volumes reflected the successful ramp-up of Qatargas 4 LNG during the first nine months 2011 as well as higher volumes from Nigeria LNG.

Downstream

Nine months Downstream earnings excluding identified items were $4,552 million compared with $3,391 million in the first nine months 2010. Identified items were a net charge of $19 million, compared with a net charge of $852 million in the first nine months 2010 (see page 10).

Downstream earnings excluding identified items increased compared with the first nine months 2010, reflecting higher Chemicals earnings and increased Oil Products earnings.

Oil Products marketing earnings increased compared with the first nine months 2010, reflecting higher contributions from trading as well as earnings from the Raízen joint venture in Brazil. These were partly offset by lower contributions from retail and lubricants as a result of the weakening global economic environment, as well as portfolio divestments. Contributions from B2B were in line with the same period in 2010.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 24

Oil products sales volumes decreased by 3% compared with the same period a year ago. Excluding the impact of divestments, sales volumes were in line with the first nine months 2010.

Oil Products refining results were in line compared with the first nine months 2010, in a weakening global refining environment.

Refinery intake volumes decreased by 9% compared with the first nine months 2010. Excluding portfolio impacts, refinery intake volumes were in line with the same period a year ago. Refinery availability was 92%, in line with the first nine months 2010.

Chemicals earnings excluding identified items increased to $1,693 million compared with $1,072 million in the first nine months 2010. Higher realised chemicals margins and higher income from equity-accounted investments reflected strong market conditions during the first nine months of 2011.

Chemicals sales volumes decreased by 6% compared with the first nine months 2010. Chemicals manufacturing plant availability was 89% compared with 91% in the first nine months 2010.

Corporate

Nine months Corporate results and Non-controlling interest excluding identified items were a loss of $204 million compared with a loss of $430 million in the first nine months 2010. Identified items in the first nine months of 2011 were a net charge of $53 million (see page 10).

Corporate results excluding identified items were higher compared with the first nine months 2010, mainly reflecting lower currency exchange losses, increased net tax credits and lower costs, which were partly offset by increased net interest expense.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 25

Appendix II

Net capital investment by business segment

Net capital investment is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

	$ million
	Nine months ended
	September 30, 2011	September 30, 2010
Net capital investment:
Upstream	11,720	20,700
Downstream	1,980	1,367
Corporate	96	69

Total	13,796	22,136
Proceeds from divestments	6,247	2,232

Capital investment	20,043	24,368
Exploration expenses excluding exploration wells written off	(982)	(734)
Investments in equity-accounted investments	(1,571)	(1,940)
Leases and other items	(1,103)	(325)

Capital expenditure	16,387	21,369

Return on average capital employed (ROACE)

ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

Calculation of ROACE

	$ million
	Twelve months ended
	September 30, 2011	September 30, 2010
Income for current and previous three quarters	31,575	15,628
Interest expense after tax	752	417
ROACE numerator	32,327	16,045
Capital employed – opening	189,525	174,808
Capital employed – closing	205,563	189,525
Capital employed – average	197,544	182,167

ROACE	16.4%	8.8%

Share-based compensation

There are a number of share-based compensation plans for Shell employees.

The principal share-based employee compensation plan is the Performance Share Plan (PSP). For the details of the PSP reference is made to the Annual Report and Form 20-F for the year ended December 31, 2010. The following table presents the number of shares and American Depositary Shares (“ADSs”) in the Company conditionally awarded under the PSP outstanding as at September 30, 2011. The measurement period for the shares granted is three years.

PSPs	Class A shares	Class B shares	Class A ADSs
Outstanding at September 30, 2011 (thousands)	25,513	10,209	8,270

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of the Company which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 26

The following table presents the number of shares and ADSs in the Company under option as at September 30, 2011, and the range of expiration dates.

Share option plans	Class A shares	Class B shares	Class A ADSs
Under option at September 30, 2011 (thousands)	33,007	8,716	6,834
Range of expiration dates	Nov 2011 – Aug 2016	Mar 2012 – Nov 2014	Mar 2012 – May 2014

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and the nine months ended September 30, 2011, the consolidated unaudited ratio of earnings to fixed charges of Shell. With effect from 2011, accretion expense is excluded from interest expensed and fixed charges. The comparative annual information is consistently presented.

	$ million
	Nine months ended September 30,	Years ending December 31,
	2011	2010	2009	2008	2007	2006
Pre-tax income from continuing operations before income from equity investees	37,352	29,391	16,044	43,374	42,342	37,957
Total fixed charges[1]	1,323	1,684	1,669	2,009	1,840	1,841
Distributed income from equity investees	6,485	6,519	4,903	9,325	6,955	5,488
Less: interest capitalised	547	969	1,088	870	667	564

Total earnings	44,613	36,625	21,528	53,838	50,470	44,722

Interest expensed and capitalised[1]	1,024	1,218	902	1,371	1,235	1,296
Interest within rental expense	299	466	767	638	605	545

Total fixed charges	1,323	1,684	1,669	2,009	1,840	1,841

Ratio earnings/fixed charges	33.72	21.75	12.90	26.80	27.43	24.29

[1]	Excluding accretion expense.

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as of September 30, 2011. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
September 30, 2011
Equity attributable to Royal Dutch Shell plc shareholders	164,601

Current debt[A]	8,137
Non-current debt[A]	28,948

Total debt[B] [C]	37,085

Total capitalisation	201,686

[A]	Excludes a combined total of $2.3 billion of certain tolling commitments.
[B]	Of total debt together with $2.3 billion of certain tolling agreements, $34.1 billion was unsecured and $5.3 billion was secured.
[C]	At September 30, 2011 Shell had outstanding guarantees of $3.4 billion, of which $2.1 billion related to debt of equity-accounted investments.

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